Exhibit 99.15

CONSENT OF P. PELLETIER

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the technical report dated February 27, 2009 entitled “NI 43-101 Technical Report for Westwood Project, Québec, Canada” (the “Westwood Report”); (2) the technical report dated June 17, 2011 entitled “Technical Report on Expansion Options at the Niobec Mine, Québec, Canada” (the “Niobec Report”); and (3) the annual information form of the Company dated March 25, 2013 which includes reference to my name in connection with information relating to the Westwood and Niobec Reports and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 25, 2013

/s/ Pierre Pelletier
Name:	P. Pelletier, Eng.
Title:	Vice President, Metallurgy